CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated January 28, 2023, and each included in this Post-Effective Amendment No. 106 on the Registration Statement (Form N-1A, File No. 333-173080) of Advisers Investment Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 21, 2022, with respect to Vontobel U.S. Equity Institutional Fund (the “Fund”) (one of the funds constituting Advisers Investment Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended September 30, 2022, into this Registration Statement filed with the Securities and Exchange Commission.

New York, New York

January 26, 2023